Exhibit 12.1

The AES Corporation and Subsidiaries

Statement Re:  Calculation of Ratio of Earnings to Fixed Charges

(In millions, unaudited)

	Year ended December 31,					Six months ended June 30,
	2004	2005	2006	2007	2008	2009
Actual:
Computation of Earnings:
Income from continuing operations before income taxes and equity in earnings of affiliates	$722	$1,144	$914	$1,521	$2,751	$1,255
Adjustment for undistributed equity earnings, net of distributions	(49)	(34)	19	21	183	89
Depreciation of previously capitalized interest	17	18	18	18	35	19
Fixed charges	1,913	1,920	1,881	1,919	2,055	906
Less:
Capitalized interest	(36)	(28)	(50)	(86)	(176)	(115)
Preference security dividend of consolidated subsidiary	(6)	(5)	(5)	(6)	(4)	(2)
Noncontrolling interest in pre-tax income of subsidiary that has not incurred fixed charges	(187)	(315)	(460)	(431)	(794)	(705)
Earnings	$2,374	$2,700	$2,317	$2,956	$4,050	$1,447
Computation of Fixed Charges:
Interest expensed and amortization of issuance costs	$1,811	$1,827	$1,766	$1,785	$1,841	$772
Capitalized interest	36	28	50	86	176	115
Preference security dividend of consolidated subsidiary	6	5	5	6	4	2
Interest expense included in rental expense	60	60	60	42	34	17
Fixed Charges	$1,913	$1,920	$1,881	$1,919	$2,055	$906
Ratio of earnings to fixed charges	1.24	1.41	1.23	1.54	1.97	1.60